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                              January 25, 2024

       Jeff Tuder
       Chief Executive Officer
       Concord Acquisition Corp III
       477 Madison Avenue, 22nd Floor
       New York, New York 10022

                                                        Re: Concord Acquisition
Corp III
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed January 11,
2024
                                                            File No. 333-275522

       Dear Jeff Tuder:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       U.S. Federal Income Tax Considerations of the Conversion to the Holders of Concord III..., page
       104

   1. We note your response to comment 19. Please revise your disclosure in the proxy statement/prospectus to
clearly state that the disclosure is the opinion of named counsel.
       General

   2. We note your Form 8-K filed on January 25, 2024 stating that you received a notification from the New York Stock
Exchange informing you that, because the number of public
                                                        stockholders is less
than 300, you are not in compliance with Section 802.01B of the
                                                        NYSE Listed Company
Manual. Please revise to disclose this notice in the proxy
                                                        statement/prospectus.
 Jeff Tuder
Concord Acquisition Corp III
January 25, 2024
Page 2

       Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameJeff Tuder                              Sincerely,
Comapany NameConcord Acquisition Corp III
                                                          Division of
Corporation Finance
January 25, 2024 Page 2                                   Office of
Manufacturing
FirstName LastName